SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NOVAMED, INC.
(Name of Subject Company (Issuer))

1.0% Convertible Senior Subordinated Notes due 2012
(Title of Class of Securities)

66986WAA6
(CUSIP Number of Class of Securities)

Scott T. Macomber
Chief Financial Officer
NovaMed, Inc.
333 West Wacker Drive, Suite 1010
Chicago, Illinois 60606
(312) 664-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Brooks B. Gruemmer
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 984-7594

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$75,002,083.33	$8,707.74

*
For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 1.0% Convertible Senior Subordinated Notes due 2012 (the “Notes”) upon a fundamental change, pursuant to the indenture governing the Notes, calculated as the sum of (a) $75.0 million, representing 100% of the principal amount of the Notes outstanding, plus (b) $2083.33, representing accrued and unpaid interest on the Notes to, but not including, June 16, 2011.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transaction to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment”) to the Schedule TO of NovaMed, Inc. (the “Company”), as filed with the Securities and Exchange Commission on May 17, 2011, as amended, (the “Schedule TO”), is being filed for the purposes of extending the deadline by which the holders of the Notes (as defined in the Schedule TO) must tender any and all Notes for repurchase by the Company for cash pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase, as filed with the Schedule TO as Exhibit (a)(1)(A) thereto on May 17, 2011 (the “Offer to Purchase”).

Pursuant to this Amendment, the Schedule TO, including the Offer to Purchase and all other exhibits thereto (collectively, the “Schedule TO Documents”), are hereby amended to extend the deadline to tender any and all Notes for repurchase by the Company from 5:00p.m., New York City time, on June 14, 2011 to 12:01a.m., New York City time, on June 15, 2011.   For the avoidance of doubt, the defined term “Expiration Date” in the Schedule TO Documents shall hereby mean 12:01a.m., New York City time, on June 15, 2011, and the Repurchase Right (as defined in the Schedule TO Documents) shall expire at 12:01a.m., New York City time, on June 15, 2011.  All other terms and provisions of the Schedule TO Documents shall remain unchanged and in full force and effect

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2011	NOVAMED, INC.
	By:	/s/ Scott T. Macomber
		Name:	Scott T. Macomber
		Title:	Chief Financial Officer